Exhibit 99

October 4, 2025

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

We would like to intimate the following:

1)

The Bank’s average advances under management (advances grossing up for inter-bank participation certificates, bills rediscounted and securitisation / assignment) were ₹ 27,946 billion for the September 2025 quarter, a growth of around 9.0% over ₹ 25,639 billion for the September 2024 quarter, and a growth of around 1.9% over ₹ 27,423 billion for the June 2025 quarter.

The Bank’s period end advances under management were approximately ₹ 28,690 billion as of September 30, 2025, a growth of around 8.9% over ₹ 26,334 billion as of September 30, 2024, and a growth of around 3.1% over ₹ 27,820 billion as of June 30, 2025.

The Bank’s period end gross advances aggregated to approximately ₹ 27,690 billion as of September 30, 2025, a growth of around 9.9% over ₹ 25,190 billion as of September 30, 2024.

2)

The Bank’s average deposits were ₹ 27,105 billion for the September 2025 quarter, a growth of around 15.1% over ₹ 23,540 billion for the September 2024 quarter, and around 2.0% over ₹ 26,576 billion for the June 2025 quarter.

The Bank’s average CASA deposits were ₹ 8,770 billion for the September 2025 quarter, a growth of around 8.5% over ₹ 8,084 billion for the September 2024 quarter, and around 1.9% compared to ₹ 8,604 billion for the June 2025 quarter.

The Bank’s average time deposits were ₹ 18,335 billion for the September 2025 quarter, a growth of around 18.6% over ₹ 15,456 billion for the September 2024 quarter, and around 2.0% over ₹ 17,972 billion for the June 2025 quarter.

The Bank’s period end deposits were approximately ₹ 28,015 billion as of September 30, 2025, a growth of around 12.1% over ₹ 25,001 billion as of September 30, 2024, and around 1.4% over ₹ 27,641 billion as of June 30, 2025.

The Bank’s period end CASA deposits were approximately ₹ 9,490 billion as of September 30, 2025, a growth of around 7.4% over ₹ 8,836 billion as of September 30, 2024, and around 1.3% over ₹ 9,370 billion as of June 30, 2025.

The Bank’s period end time deposits were approximately ₹ 18,525 billion as of September 30, 2025, a growth of around 14.6% over ₹ 16,165 billion as of September 30, 2024, and a growth of around 1.4% over ₹ 18,271 billion as of June 30, 2025.

3)	Key business volumes are as under:

Key figures (₹ billion)	30-Sep-24	30-Jun-25	30-Sep-25	QoQ	YoY

Advances under management*
Average	25,639	27,423	27,946	1.9%	9.0%
Period end	26,334	27,820	28,690	3.1%	8.9%

Gross advances – Period end	25,190	26,532	27,690	4.4%	9.9%

Deposits – Average	23,540	26,576	27,105	2.0%	15.1%
CASA deposits	8,084	8,604	8,770	1.9%	8.5%
Time deposits	15,456	17,972	18,335	2.0%	18.6%

Deposits – Period end	25,001	27,641	28,015	1.4%	12.1%
CASA deposits	8,836	9,370	9,490	1.3%	7.4%
Time deposits	16,165	18,271	18,525	1.4%	14.6%
*	gross of inter-bank participation certificates, bills rediscounted and securitisation / assignment

The results of the Bank as of September 30, 2025, will be subject to a limited review by the statutory auditors of the Bank.

We request you to bring the above to the notice of all concerned.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight